Scaeva Technologies, Inc.



ANNUAL REPORT

1245 Day Road

Gilroy, CA 95020

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https://scaevatech.com/

This Annual Report is dated April 28, 2022.

BUSINESS

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Previous Offerings

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REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

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Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

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PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

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RELATED PARTY TRANSACTIONS

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OUR SECURITIES

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What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

Several of our solutions are in various stages of development. It is possible that there may never be an additional operational product or that future products may never be used to engage in transactions. It is possible that the failure to release future products is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our InSitu spatial audio software and firmware. Delays or cost overruns in the development of our InSitu spatial audio software and firmware and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Scaeva Technologies was formed on March 10, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Scaeva Technologies has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Scaeva Technology's commercial offerings are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns various trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Scaeva or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Scaeva could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Arbitration

During calendar year 2021 Scaeva was not able to fulfill production orders on a timely basis for the Steven Slate Audio VSX ("VSX") headphone product, due principally to global supply chain challenges and COVID-19 related production constraints. Shortages of high-quality raw materials and components, coupled with offshore factory shutdowns, resulted in delayed product deliveries in 2021. Scaeva's commercial partner, Yellow Matter Entertainment ("YME", DBA Steven Slate Audio), was frustrated by these delayed deliveries and related quality issues, and on December 22, 2021, filed a demand for arbitration in an attempt to terminate the parties' commercial contract and to avoid paying Scaeva amounts owed under that contract (approximately $500,000). Scaeva's outside counsel has filed a response and counterclaims. The Company is confident in ultimately collecting a portion of what it is contractually owed. The Company's December 31, 2021 financial statements reflect no amounts owed to Scaeva regarding this matter.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Scaeva Technologies, Inc.

By /s/ *Required*

     Name: <u>Required</u>

     Title: Required

Exhibit A

FINANCIAL STATEMENTS



Scaeva Technologies, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Scaeva Technologies, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 29, 2022

Vincenzo Mongio

Statement of Financial Position

| | Year Ended December 31, | |
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	40,857	216,351
Accounts Receivable	-	277,000
Due from Shareholders	3,326	2,284
Prepaid Expenses	177,507	109,018
Other	7,000	-
Total Current Assets	228,689	604,653
Non-current Assets		
Computers, Furniture & Fixtures, and Equipment, net of Accumulated Depreciation	41,084	44,342
Total Non-Current Assets	41,084	44,342
TOTAL ASSETS	269,773	648,995
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	204,325	457,770
Accounts Payable - Related Party	25,000	108,317
Accrued Expenses	96,309	-
Customer Deposits	296,333	171,121
Payroll Liabilities	57,109	9,225
PPP Loan	-	69,000
Total Current Liabilities	679,075	815,433
Long-term Liabilities		
Future Equity Obligations (SAFE Agreements)	877,970	-
Total Long-Term Liabilities	877,970	-
TOTAL LIABILITIES	1,557,045	815,433
EQUITY		
Common Stock	637	637
Common Stock Subscribed	(32)	(32)
Preferred Stock	354	354
Additional Paid in Capital	3,682,133	3,672,289
Accumulated Deficit	(4,970,363)	(3,839,686)
Total Equity	(1,287,271)	(166,439)
TOTAL LIABILITIES AND EQUITY	269,773	648,995

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	277,000
Cost of Revenue	-	73,623
Gross Profit	-	203,377
Operating Expenses		
Advertising and Marketing	394,601	377,972
General and Administrative	584,540	617,766
Research and Development	277,547	347,132
Depreciation	10,978	8,594
Amortization	-	1,165
Total Operating Expenses	1,267,666	1,352,629
Operating Income (loss)	(1,267,666)	(1,149,252)
Other Income		
Interest Income	-	-
Other	379,322	7,000
Total Other Income	379,322	7,000
Other Expense		
Interest Expense	47	500,000
Other	241,121	10,646
Total Other Expense	241,168	510,646
Provision for Income Tax	-	-
Net Income (loss)	(1,129,512)	(1,652,898)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,129,512)	(1,652,898)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	10,978	8,594
Amortization	-	1,165
Accounts Payable	(253,446)	132,427
Accounts Payable - Related Party	(83,317)	108,317
Due from Shareholder	(1,042)	(2,284)
Accounts Receivable	277,000	(277,000)
Prepaid Expenses	(68,489)	(4,439)
Accrued Expenses	95,144	(812)
Payroll Liabilities	47,884	(21,502)
Customer Prepayments	125,212	57,677
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	149,923	2,144
Net Cash provided by (used in) Operating Activities	(979,589)	(1,650,754)
INVESTING ACTIVITIES		
Computers	-	(13,399)
Furniture & Fixtures	(12,380)	(2,398)
Equipment	4,660	(4,660)
Net Cash provided by (used by) Investing Activities	(7,720)	(20,457)
FINANCING ACTIVITIES		
Issuance of Preferred Stock	-	1,714,579
Additional Paid in Capital	9,844	-
PPP Loan	(76,000)	69,000
Future Equity Obligations (SAFE Agreements)	877,970	-
Net Cash provided by (used in) Financing Activities	811,814	1,783,579
Cash at the beginning of period	216,351	103,983
Net Cash increase (decrease) for period	(175,495)	112,368
Cash at end of period	40,857	216,351

Statement of Changes in Shareholder Equity

	Common Stock		Series A Preferred Stock		Series A-1 Preferred Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/20	6,366,500	605	-	-	-	-	27,710	(2,186,789)	(2,158,473)
Issuance of Common Stock	106,294	-	-	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	1,147,116	115	-	-	1,133,938	-	1,134,052
Conversion of SAFE Agreements	-	-	-	-	2,389,750	239	2,499,761	-	2,500,000
Stock Compensation Expense	-	-	-	-	-	-	10,880	-	10,880
Net Income (Loss)	-	-	-	-	-	-	-	(1,652,898)	(1,652,898)
Ending Balance 12/31/2020	6,472,794	605	1,147,116	115	2,389,750	239	3,672,289	(3,839,686)	(166,439)
Stock Compensation Expense	-	-	-	-	-	-	9,844	-	9,844
Additional Paid in Capital	-	-	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-	(1,129,512)	(1,129,512)
Prior Period Adjustment	-	-	-	-	-	-	-	(1,165)	(1,165)
Ending Balance 12/31/2021	6,472,794	605	1,147,116	115	2,389,750	239	3,682,133	(4,970,363)	(1,287,271)

Scaeva Technologies, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Scaeva Technologies, Inc. ("the Company") was incorporated in California on March 10th, 2017. The Company subsequently reincorporated in Delaware on May 22nd, 2018. The Company develops audio software and related technologies for the music and entertainment sector. The Company plans to earn revenue by embedding its solutions in the commercial offerings of its customers. Revenue streams will include licensing and cloud-based subscriptions. The Company also plans to earn revenue by embedding its solutions in the commercial offerings of its customers in the Non-Fungible Token ("NFT") sector. Revenue streams will include revenue-sharing arrangements with these customers for NFT's that are commercialized. The Company's headquarters is in Gilroy, California. The Company's customers will primarily be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized under a revenue sharing agreement with the Company's customer, in accordance with the terms of a Joint Development Agreement with that customer. The Company recognizes revenue for delivery of products on a monthly basis, once the parties agree to the revenue share for products delivered in that month.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Computers	3	14,381	8,636	-	5,745
Furniture & Fixtures	7	47,415	12,076	-	35,339
Grand Total	**-**	**61,796**	**20,712**	**-**	**41,084**

Other Income

In 2020, the Company received an EIDL grant in the amount of $7,000. In 2021, the Company's PPP loan of $69,000 was forgiven in full.

In 2021, management made adjustments to the Company's accounts payable to certain commercial partners for amounts owed on management and development services which resulted in faulty products, as well as royalty payments owed to a related party which were written off due to breach of contract (please see "Note 3 – Related Party Transactions" for more information regarding these royalty payments). As a result, the Company made adjustments in an aggregate amount of $226,005 as of December 31, 2021.

Other Expense

In 2020, the Company incurred interest expense of $500,000 in conjunction with the conversion of $2M worth of SAFE agreements (please see "Note 5 – Debt" for further information).

The cost of associated products mentioned in "Other Income" are reflected in other expense in 2021.

Prepaid Expenses

The Company prepaid expenses to its offshore manufacturer for the Company's first commercial product. This account had an ending balance of $87,673 and $158,024 as of December 31, 2020 and 2021, respectively. Furthermore, the Company prepaid expenses to its technical support and equity management platform which had a combined ending balance of $19,483 as of December 31, 2020 and 2021.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

As of December 31, 2020, the Company had a balance of $277,000 owed from its commercial partner for products sold per their Joint Development Agreement. The Company received this amount in full in January 2021.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company estimates the fair value of share-based payment awards made to employees and directors, including stock options, on the date of grant using an option-pricing model. The fair value of each share-based award was estimated using the Black- Scholes option pricing model. The Black-Scholes model is complex and dependent on key estimates by management.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The Company's policy is to recognize forfeitures for stock options granted as they occur.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Granted	1,059,393	$ 0.045
Exercised	-	$ 0.045
Expired/cancelled	(17,500)	$ 0.045
Total options outstanding, December 31, 2021	1,041,893	$ 0.045
Options exercisable, December 31, 2021	879,311	$ 0.045

	Nonvested Options	Weighted Average Fair Value
Granted	1,059,393	$ 0.045
Vested	(879,311)	$ 0.032
Forfeited	(17,500)	$ 0.000
Nonvested options, December 31, 2021	162,582	$ 0.120

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had outstanding accounts payable in the amount of $108k and $25k and for the years ended 2020 and 2021, respectively, to service providers that are also common stockholders.

In 2017, the Company entered into a License Agreement with a shareholder who is also the Company's commercial partner and consultant ("the Consultant"). The Company was granted an exclusive royalty-bearing license from the Consultant to produce and sell products protected under certain patent and intellectual property rights. The Company shall pay the Consultant 5% of the net sales price per unit of licensed products with a minimum royalty of $50,000 per calendar year. In addition to the royalty payments, the Company issued 3.5% of its Common Stock to the Consultant, or 245,000 shares at the effective date. This 3.5% of ownership interest is subject to an antidilution protection until such a time as $2M is raised from the sale of securities or conversion instruments. In 2020, $2M worth of SAFE agreements have converted into 2,389,750 shares of Preferred Stock therefore the Consultant was issued an additional 106,294 shares of Common Stock (please see "Note 5 – Debt" for further information regarding the SAFE conversions).

In 2020 and 2021, the Company paid for some of the Founder's miscellaneous expenses. These payables had respective ending balances of $2,284 and $3,326 which bear no interest and are due upon demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

During calendar year 2021 Scaeva was not able to fulfill production orders on a timely basis for the Steven Slate Audio VSX ("VSX") headphone product, due principally to global supply chain challenges and COVID-19 related production constraints. Shortages of high-quality raw materials and components, coupled with offshore factory shutdowns, resulted in delayed product deliveries in 2021. Scaeva's commercial partner, Yellow Matter Entertainment ("YME", DBA Steven Slate Audio) was frustrated by these delayed deliveries and related quality issues, and on December 22, 2021 filed a demand for arbitration in an attempt to terminate the parties' commercial contract and to avoid paying Scaeva amounts owed under that contract (approximately $500,000). Scaeva's outside counsel has filed a response and counterclaims. The Company is confident in ultimately collecting a portion of what it is contractually owed. The Company's December 31, 2021 financial statements reflect no amounts owed to Scaeva regarding this matter.

NOTE 5 – DEBT

In 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $69,000 with an interest rate of 1% and maturity date in 2022. The ending balance of this loan was $69,000 and $0 as of December 31, 2020 and 2021, respectively.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2017 through 2021, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the form of SAFE Preferred Stock during a qualified financing event, or either (i) a cash payment equal to the purchase amount, or (ii) a number of shares of Common Stock equal to the purchase amount divided by the liquidity price (if the investor fails to select the cash option) during a liquidity event at discount rates that range from 20 to 30% discount. In 2020, $2M worth of SAFE agreements converted into 2,389,750 shares of Preferred Stock. These agreements were subject to a valuation cap of $7M. The remaining SAFE agreements raised in 2021 are not subject to a valuation cap. SAFE Preferred Stock means the shares of a series of Preferred Stock issued to investors investing new money in the Company in connection with the initial closing of the equity financing.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

*The SAFE agreements mature during a qualified financing or change of control event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 13,000,000 of common shares with a par value of $0.00001 per share. 6,472,794 shares were issued and outstanding as of December 31st, 2020 and 2021.

In conjunction with the conversion of $2M worth of SAFE agreements into 2,389,750 shares of Preferred Stock in 2020, an additional 106,294 shares were issued to the Company's commercial partner (please see "Note 3 – Related Party Transactions" for further information).

The Company has authorized 3,536,866 of preferred shares with a par value of $0.00001 per share. Of those shares, 1,147,116 shall be designated as Series A Preferred Stock, and 2,389,750 shall be designated as Series A-1 Preferred Stock. All 3,536,866 shares were issued and outstanding as of December 31st, 2020 and 2021.
Common Shareholders are entitled to one vote and can receive dividends at the discretion of the Board of Directors.

Preferred Shareholders have the right to convert shares into Common Stock. Mandatory conversion is triggered upon either (i) the closing of the sale of shares of Common Stock to the public at a price of at least $3.1383 per share resulting in at least $50,000,000 of gross proceeds, or (ii) the date and time, or the occurrence of an event specified by at least 17% of the then outstanding Preferred Shareholders. Preferred shareholders have 1 vote for every common share they could own if converted, and liquidation preference over Common Shareholder in the event of a deemed liquidity event. Preferred shareholders accrue dividends at 8% if and when declared by the board of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 29, 2022, the date these financial statements were available to be issued.

See note 4.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, negative cashflows from operations, and has negative working capital for the years presented.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

CERTIFICATION

     I, Required, Principal Executive Officer of Scaeva Technologies, Inc., hereby certify that the financial statements of Scaeva Technologies, Inc. included in this Report are true and complete in all material respects.

Required

Required